UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 AUGUST 1, 2007

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL ANNOUNCES PER.C6(R) AND ADVAC(R) TECHNOLOGY LICENSE AGREEMENT WITH WYETH PHARMACEUTICALS

LEIDEN, THE NETHERLANDS, JULY 30 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL, Swiss Exchange: CRX) today announced that it has entered into a co-exclusive PER.C6(R) and Advac(R) technology license agreement with Wyeth Pharmaceuticals, a division of Wyeth (NYSE: WYE).

Under the terms of the agreement, Crucell will receive an upfront payment, milestone payments, annual maintenance fees, and royalties on net product sales. Other financial details were not disclosed.

Crucell's AdVac(R) technology is a recombinant vector technology used to develop novel adenoviral-based products.

PER.C6(R) technology is based on a human cell line developed for the large-scale manufacture of biological products including vaccines.


ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1,000 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13 2007 and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

For further information please contact:

CRUCELL N.V.                            FOR CRUCELL IN THE US:
Leonard Kruimer                         REDINGTON, INC.
Chief Financial Officer                 Thomas Redington
Tel. +31-(0)71- 519 9100                Tel. +1 212-926-1733
Leonard.Kruimer@crucell.com             tredington@redingtoninc.com

Barbara Mulder
Director Corporate Communications
Tel: 31-(0) 71 519 7346
barbara.mulder@crucell.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     CRUCELL NV
                                       -----------------------------------------
                                                    (Registrant)

     AUGUST 1, 2007                               /s/ LEON KRUIMER
------------------------               -----------------------------------------
        (Date)                                      Leon Kruimer
                                              Chief Financial Officer